June 26, 2018

Chris Kenny
Vice President and Controller
United Continental Holdings, Inc.
233 South Wacker Drive
Chicago, Illinois 60606

       Re: United Continental Holdings, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2017
           Filed February 22, 2018
           Form 10-Q for Fiscal Quarter Ended March 31, 2018
           Filed April 18, 2018
           File No. 001-06033

Dear Mr. Kenny:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-Q for Fiscal Quarter Ended March 31, 2018

Note 2 - Revenue, page 15

1. Please tell us what consideration you gave to disaggregating revenue by type of customer and timing of revenue recognition. Refer to ASC 606-10-55-91c and f.
2. Please tell us whether advertising under the co-brand agreement is performed over the term of the agreement and whether there is an expected pattern of recognition.
3. You disclose that revenue for the marketing performance obligation under the co-brand agreement is recorded to other operating revenue over the term of the co-brand agreement based on customer's use of the Mileage-Plus credit card. Please tell us why recognition is
 Chris Kenny
United Continental Holdings, Inc.
June 26, 2018
Page 2
         based on the customer's use of the credit card and how this impacts or is expected to impact the pattern of recognition for the marketing performance obligation over the term of the agreement.
4. Please tell us how you account for breakage, if any, on miles sold under the co-brand agreement.
5. Please tell us who you determined the customer to be for each of the performance obligations under the co-brand agreement.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Amy Geddes at 202-551-3304 or Lyn Shenk at 202-551-3380 with any questions.

FirstName LastNameChris Kenny
Comapany NameUnited Continental Holdings, Inc.
                                                              Division of
Corporation Finance
June 26, 2018 Page 2                                          Office of
Transportation and Leisure
FirstName LastName